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02021440

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8 - 48662 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01.
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

MAR 0 7 2002

NAME OF BROKER-DEALER:

Grand Capital Corp.

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

250 West 57th Street
Street Address

New York,   New York   10107
City   State   Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Georgi A Michele   (212) 243-7802
Name   Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place. Suite 103B   White Plains,   New York   10601
Address   City   State   Zip

Check One:
_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2002

THOMSON FINANCIAL

| For Official Use Only |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

3/20/02

I, <u>Eliezer Homnick</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Grand Capital Corp.</u>   , as of <u>December 31, 2001</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of NY
county of NY
Subscribed and affirmed
to before me on this 26th
day of February 2002.

_____
Notary Public

RITA SOKASITS
Notary Public, State of New York
No. 24-4874843
Qualified in Kings County
Commission Expires Nov. 24, 2002

_____
Signature

___President_____
Title

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND CAPITAL CORPORATION

REPORT

FORM X-17A-5

DECEMBER 31, 2001

Richard G. Baccari and Company, LLP
Certified Public Accountants

TABLE OF CONTENTS

DECEMBER 31, 2001

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 103B, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have audited the accompanying statement of financial condition of Grand Capital Corporation (the "Company") as of December 31, 2001, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grand Capital Corporation as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, we have examined the supplementary schedules on pages 6-8 and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 19, 2002

GRAND CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001

ASSETS

Current Assets:

Cash		$32,455	
Petty Cash		500	
Receivables from Brokers and Dealers:			
Commissions Receivable	10,755		
Good Faith Deposit Account	100,056		
		110,811	
Prepaid Taxes		3,175	
Total Current Assets			146,941

Fixed Assets:

Computer Equipment	5,309		
Less: Accumulated Depreciation	(5,309)		

Other Assets:

Other Securities - Money Market	38,632		
Investments in Securities, at value (cost $3,300)	3,300		
Total Other Assets			41,932
Total Assets			$188,873

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:

Accrued Expenses	$10,492	
Total Current Liabilities		10,492

Stockholders' Equity:

Common stock, no par value:		
authorized 200 shares; issued and outstanding 100 shares	100	
Additional paid-in-capital	101,900	
Retained earnings	76,381	
Total Stockholders' Equity		178,381
Total Liabilities and Stockholders' Equity		$188,873

2

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:

Commissions	$504,872	
Other Income	16,908	
Total Revenues		521,780

Expenses:

Compensation - Voting Shareholder	46,000	
Compensation - Office	201,710	
Regulatory Fees	2,621	
Other Expenses	275,164	
Total Expenses		525,495
Net Loss		($3,715)

3

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Resources Provided:

Net Loss	($3,715)	
Decrease in Commission Receivable	13,700	
Decrease in Good Faith Deposit Accounts	211	
Decrease in Investments	42,589	
Total Resources Provided		52,785

Resources Applied:

Increase in Prepaid Taxes	(3,175)	
Decrease in Accrued Expenses	(2,309)	
Shareholder Distribution	(25,000)	
Total Resources Applied		(30,484)
Net Resources Provided		22,301
Cash - January 1, 2001		10,154
Cash - December 31, 2001		$32,455

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

GRAND CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholders' Equity, January 1, 2001	$207,096
Net Loss	(3,715)
Shareholder Distribution	(25,000)
Stockholders' Equity, December 31, 2001	$178,381

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Beginning of Period	$0
Increase and (Decreases)	0
Balance, December 31, 2001	$0

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

1. **ORGANIZATION**:

   Grand Capital Corporation (the "Company"), a New York corporation, was incorporated on March 23, 1995 for the purpose of engaging in the proprietary trading of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

   Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue and Expense Recognition:

   The Company prepares its financial statements on an accrual basis.

   Income Taxes:

   As of January 1, 1996, the Company elected to be taxed under subchapter S of the Internal Revenue Code. The net income of the corporation is therefore not subject to corporate income tax, but rather it is passed through to the shareholders, and tax is then incurred at the individual level.

   Valuation of Investments:

   Investments in securities are stated at fair value, which for publicly traded securities is generally the closing price or bid price, less a liquidity discount, if applicable. Non-publicly traded securities are valued at estimated fair value as determined by management of the Company. Generally, management considers the cost of such securities to be fair value, unless the performance and underlying potential of such securities have significantly increased or decreased, or if there was a subsequent financing by unrelated investors at a value materially different

from the Company's carrying value.

3. **CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:**

The statements of cash flows classify changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

4. **SUPPLEMENTARY INFORMATION:**

Net capital as reported on page 7 of the audited Form X-17A-5 indicates net capital of $170,633 In January 2001, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $169,828. The difference of $805 is accounted for by accruals and reclassifications made during the audit.

5. **LEASE OBLIGATION:**

The Company currently leases space at 250 West 57th Street, New York, New York on a month-to-month basis. As of December 31, 2001, there was no operating lease, but the Company intends on continuing its relationship at $7,500 a month, plus reimbursement for certain expenses.

GRAND CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Common Stock	$100	
Additional Paid in Capital	101,900	
Retained Earnings	76,381	
Total Stockholders Equity		178,381
Less: Non-Allowable Assets		(6,975)
Net Capital Before Haircuts		171,406
Less: Haircuts on Securities		(773)
Net Capital		170,633

Less the Greater of:

Minimum Dollar Net Capital Required	50,000	
or		
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $10,492)	700	50,000
Excess Net Capital		$120,633

GRAND CAPITAL CORPORATION
AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

Accounts Payable and Accrued Expenses	$10,492
Percentage of Aggregate Indebtedness to Net Capital	0

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have examined the financial statements of Grand Capital Corporation for the year ended December 31, 2001 and have issued our report thereon dated February 19, 2002. As part of the examination, we made a study and evaluation of the system on internal accounting control to the extent we considered necessary to evaluate the system required by the generally accepted auditing standard and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregated indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to our attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and we have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

February 19, 2002